[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

June 8, 2017

James E. O’Connor

Christina DiAngelo Fettig

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Great Elm Capital Corp.
Registration Statement on Form N-2
File Number 333-217222

Dear Mr. O’Connor and Ms. DiAngelo Fettig:

We are in receipt of oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided by you on May 9, 2017, May 10, 2017 and May 24, 2017 to Michael Hoffman and Kenneth E. Burdon of Skadden, Arps, Slate, Meagher & Flom LLP regarding Great Elm Capital Corp.’s (the “Company”) Registration Statement on Form N-2 filed on April 7, 2017 (the “Registration Statement”).

The Company has considered your comments and has authorized us to make on its behalf the responses and changes to the Company’s Registration Statement discussed below. These changes are reflected in Pre-Effective Amendment No. 1 to the Company’s Registration Statement being filed on or about the date hereof.

The Company has summarized the Staff comments, to the best of its understanding, in bold below, followed by the Company’s corresponding response to each comment. Terms that are capitalized but not defined herein shall have the same meaning assigned to them in the Registration Statement.

James E. O’Connor

Christina DiAngelo Fettig

Securities and Exchange Commission

June 8, 2017

I. Disclosure Comments

PROSPECTUS

Prospectus Summary — Portfolio Composition (page 2)

1.	Please disclose the percentage of the “wireless” investments represented by a single investment. Please also identify that investment.

The Company made the requested change.

Prospectus Summary — Great Elm Capital Management, Inc. (page 4)

2.	Please provide a citation to a subsequent example that clarifies the calculation of the Cumulative Pre-Incentive Fee Net Return and related deferral mechanism.

The Company made the requested change.

Prospectus Summary — Conflicts of Interests (page 6)

3.	Please add “and other forms of leverage” to the end of the parenthetical describing the total assets calculation used for calculating the management fee in the first sentence of the third paragraph on page 6.

The Company made the requested change.

U.S. Federal Income Tax Considerations (page 6, page 21)

4.	While the income test of Section 851(b)(2) of the Internal Revenue Code and the asset test of Section 851(b)(3) are RIC qualification requirements, the distribution requirements of Section 852 are not. The Company will not fail to maintain its qualification as a RIC if it does not distribute at least 90% of its annual gross “Investment company taxable income.” Accordingly, please delete “and distribution requirements” in the second sentence of the second paragraph from the bottom on page 6, and “fail to qualify for RIC tax treatment and thus” in the last sentence of the last paragraph on page 21.

The Company respectfully disagrees with the suggested revisions to the disclosure. Although it is true that the distribution requirement is not technically an element of the definition of “regulated investment company” under Section 851, the failure of a RIC to satisfy the distribution requirement generally makes all of the RIC tax rules inapplicable to it. See Section 852(a) of the Code (“The provisions of this part [i.e., part I of Subchapter M, which contains the entirety of the RIC rules] . . . shall not be applicable to a regulated investment company for a taxable year unless [it satisfies the distribution requirement].”). For example, a RIC that fails its distribution requirement will not only

James E. O’Connor

Christina DiAngelo Fettig

Securities and Exchange Commission

June 8, 2017

lose its ability to deduct dividends as noted in the Commission’s comment, but will also, among other consequences, (i) lose the benefit of the rules that determine shareholder-level consequences of RIC dividends (e.g., it will lose the ability to pay capital gain dividends or exempt-interest dividends or to pass-through foreign tax credits) and (ii) generate C-corporation earnings and profits that must be distributed in order to requalify for taxation as a RIC in a future year. It is therefore correct to say in the disclosure that a failure to satisfy the distribution requirement will cause the Company to fail to qualify for “RIC tax treatment,” and the Company believes that the Commission’s suggested revisions would be non-customary and potentially less clear to investors.

Where the Company’s disclosure has not used the “RIC tax treatment” convention, the Company has made corresponding disclosure changes to clarify this point.

Fees and Expenses (page 9)

5.	If true, please add a footnote similar to the following: “The de minimis expenses of the dividend reinvestment plan are included in “other expenses.” For additional information, see “Dividend Reinvestment Plan.””

The Company made the requested change.

Fees and Expenses — Example (page 9)

6.	Please include a second example where the five percent return results entirely from net realized capital gains, substantially the same as the following: “You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return resulting entirely from net realized capital gains (all of which is subject to our incentive fee on capital gains): $ $ $ $ .”

The Company notes that this disclosure is already included as the second row of the Expense Example. The Company has revised the disclosure following the Expense Example to clarify this assumption is shown.

Risks — Risks Related To Our Investments — We may lose all of our investment in Avanti. (pages 10 – 11)

7.	Please make this the first item in the risk disclosure. Please also disclose the percentage of the portfolio that the Avanti investment represents and the percentage of Avanti shares and outstanding debt that the Company currently owns. Please disclose how the Company came to invest in Avanti. Please disclose current information about the financial condition of Avanti.

The Company made the requested changes.

James E. O’Connor

Christina DiAngelo Fettig

Securities and Exchange Commission

June 8, 2017

Risks — Risks Related To Our Investments — We may lost all of our investment in Avanti. (pages 10—11)

8.	Please disclose the rating Avanti’s 10% senior secured bonds due 2019 were downgraded to by Moody’s on July 14, 2016 and, if lower still, the current rating of the bonds.

The Company made the requested change.

Risks – Risks Relating to Our Business and Structure – A significant portion of our total outstanding shares may be sold into the public market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well. (page 16)

9.	Please make clear that this risk arises from the resale of the shares being registered in this offering, which were issued to the MAST Funds in a formation transaction. Please make clear that this sale will not only reduce the market price of all of the Company’s shares, but will contribute nothing to the Company’s capital and will dilute the value of your shares.

The Company made changes it believes are consistent with this comment.

Risks – Risks Relating to Our Business and Structure – We may borrow money, which would magnify the potential for loss on amounts invested and may increase the risk of investing with us. (page 16)

10.	If the Company may borrow for leveraging within the following twelve months, please add a footnote to the “Interest Payments on Borrowed Funds” line item in the Fee Table that is substantially similar to the following: “We may borrow funds to make investments, including before we have fully invested the initial proceeds of this offering. The costs associated with such borrowing will be indirectly borne by our stockholders. The figure in the table assumes we borrow for investment purposes an amount equal to % of our average net assets (including such borrowed funds) during such period and that the annual interest rate on the amount borrowed is %. Because the Advisor’s management fee will be based on the value of our gross assets, our use of leverage will increase the Advisor’s management fee.”

The Company respectfully submits that the requested footnote is not required since the Company will not receive any of the proceeds of the offering. However, the Company has revised footnote 5 to the Fee Table to clarify the assumptions upon which it is based, and has revised footnote 3 to the Fee Table to clarify the impact of leverage on GECM’s management fee.

James E. O’Connor

Christina DiAngelo Fettig

Securities and Exchange Commission

June 8, 2017

Risks – Risks Relating to Our Business and Structure – Regulations governing our operations as a BDC affect our ability to raise additional capital and the way in which we do so. As a BDC, the necessity of raising additional capital may expose us to risks, including the typical risks associated with leverage. (page 20)

11.	Please add “to existing shareholders” after “We may, however, sell shares of our common stock…” in the second sentence of the second paragraph from the top on page 20.

The Company has respectfully declined to make this change because it is not accurate. The Company has elected business development company status under Investment Company Act and, therefore, may generally sell its common stock at prices below net asset value subject to the conditions discussed in the referenced disclosure. See Investment Company Act § 63(2). Moreover, in the context of a transferable rights offering, which would be permitted under Investment Company Act § 23(b),1 common stock of the Company could be sold at a price less than net asset value to persons other than existing stockholders.

Risks – Risks Relating to Our Business and Structure – We may have difficulty paying our required distributions under applicable tax rules if we recognize income before or without receiving cash representing such income. (page 21)

12.	If the Company will include the accretable yield calculated under the effective yield method in the income subject to the ordinary income incentive fee, please explain the assumptions on which incentive fee will be calculated.

The Company respectfully submits that the referenced risk factor accurately notes that accretable yield does not generate cash to distribute to stockholders. Additionally, Section 4.3(c) of the Investment Management Agreement specifically defers incentive fees attributable to such income until such amounts are realized in cash. See “The Company—Investment Management Agreement.”

Risks – Risks Relating to Our Business and Structure – We may have difficulty paying our required distributions under applicable tax rules if we recognize income before or without receiving cash representing such income. (page 21)

13.	Please disclose under a separate heading that, to the extent the Company invests in original issue discount (“OID”) instruments, including payment-in-kind (“PIK”), zero coupon bonds, and debt securities with attached warrants, investors will be

[1]	See Association of Publicly Traded Investment Funds, SEC Staff No-Action Letter (Aug. 2, 1985).

James E. O’Connor

Christina DiAngelo Fettig

Securities and Exchange Commission

June 8, 2017

exposed to the risks associated with the inclusion of such non-cash income in taxable and accounting income prior to receipt of cash, including the following:

•	The interest payments deferred on a PIK loan are subject to the risk that the borrower may default when the deferred payments are due in cash at the maturity of the loan;

•	The interest rates on PIK loans are higher to reflect the time-value of money on deferred interest payments and the higher credit risk of borrowers who may need to defer interest payments;

•	PIK instruments may have unreliable valuations because the accruals require judgments about ultimate collectability of the deferred payments and the value of the associated collateral;

•	An election to defer PIK interest payments by adding them to principal increases the Company’s gross assets and, thus, increases future base management fees to the Advisor and, because interest payments will then be payable on a larger principal amount, the PIK election also increases the Advisor’s future income incentive fees at a compounding rate;

•	Market prices of OID instruments are more volatile because they are affected to a greater extent by interest rate changes than instruments that pay interest periodically in cash;

•	The deferral of interest on a PIK loan increases its loan-to-value ratio, which is a measure of the riskiness of a loan;

•	Original issue discount creates the risk of non-refundable cash payments to the Advisor based on non-cash accruals that may never be realized;

•	The Company will be required under the tax laws to make distributions of OID income to shareholders without receiving any cash. Such required cash distributions may have to be paid from offering proceeds or the sale of company assets without investors being given any notice of this fact; and

•	The required recognition of OID, including PIK, interest for U.S. federal income tax purposes may have a negative impact on liquidity, because it represents a non-cash component of the Company’s taxable income that must, nevertheless, be distributed in cash to investors to avoid it being subject to corporate level taxation.

The Company made revisions that it believes are consistent with this comment.

James E. O’Connor

Christina DiAngelo Fettig

Securities and Exchange Commission

June 8, 2017

Risks – Risks Relating to Our Business and Structure – Provisions of the Maryland General Corporation Law and our organizational documents could deter takeover attempts and have an adverse impact on the prices of our common stock. (page 24)

14.	It is the published position of the staff that the Maryland Control Share Acquisition Act is inconsistent with the wording of, and purposes underlying, Section 18(i), specifically, and of the 1940 Act generally. See Boulder Total Return Fund, Inc. (November 15, 2010). Please revise the disclosure to state explicitly that the Company will not amend its bylaws to repeal the current exemption from the Maryland Control Share Acquisition Act without a formal determination by the Board that doing so would be in the best interests of the stockholders and without the Company’s first notifying the staff.

The Company made the requested changes.

Risks – Risks Relating to Our Business and Structure – You may not receive distributions or our distributions may not grow over time and a portion of our distributions may be a return of capital. (page 27)

15.	Many investors may not fully understand a return of capital. Please clarify that shareholders who periodically receive the payment of a dividend or other distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not and that shareholders should not assume that the source of a distribution from the Company is net profit. In addition, please inform us whether the Company intends to report a distribution yield at any point prior to finalizing its tax figures. The Company should disclose the estimated portion of the distribution yield that results from return of capital. In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yields. See Instruction 13 to Item 4 of Form N-2.

The Company made the requested changes and notes the Staff’s position as expressed in this comment. The Company reports its distributions in dollars and does not regularly calculate a yield rate.

Risks – Risks Relating to Our Business and Structure – Existing stockholders may incur dilution if, in the future, we sell shares of our common stock in one or more offerings at prices below the then current net asset value per share of our common stock. (page 27)

16.	Please describe the risk that shareholders will also incur dilution if the shares being registered in this offering are sold at a discount.

The Company respectfully submits that such a risk is not present in this offering since sales by the Selling Stockholders will have no impact on the Company’s net asset value. To the extent the market value of stockholders’ holdings is impacted by additional shares

James E. O’Connor

Christina DiAngelo Fettig

Securities and Exchange Commission

June 8, 2017

of common stock being sold into the market, this risk is described elsewhere in the prospectus and in response to Comment #9.

Registration Rights – Shelf Registration Statement (page 30)

17.	Please define “Subscription Agreement.”

The Company made the requested change.

Regulation as a Business Development Company (page 49)

18.	Please delete “or emergency” from the last sentence in the second paragraph on page 49.

The Company made the requested change.

Material Federal Income Tax Matters (page 49)

19.	Please disclose why the Company would choose not to distribute the amount of income and gains necessary to avoid imposition of the excise tax.

The Company made the requested changes.

Our Common Stock – Price Range of Common Stock Table (page 54)

20.	Please add “and subtracting 1” to the end of footnote 2, which describes the calculation of High Sales Price Premium (Discount) to Net Asset Value.

The formula used for the calculation is: ((high closing sales price – NAV) ÷ NAV)) x 100. For the fourth quarter of 2016, that calculation would be ((11.90 – 13.52) ÷ 13.52) x 100 = (12.0)%. An alternative formula is (high closing sales price ÷ NAV) – 1, which in the case of the first quarter would also give (12.0)%. Therefore, the Company respectfully declines to revise the disclosure.

II. Accounting Comments

GENERAL

21.	Please update Pre-Effective Amendment No. 1 to the Registration Statement with Q1 information to the extent applicable.

The Company has updated Pre-Effective Amendment No. 1 to the Registration Statement with Q1 data to the extent applicable.

James E. O’Connor

Christina DiAngelo Fettig

Securities and Exchange Commission

June 8, 2017

PROSPECTUS

Prospectus Summary – Selected Financial Data (page 7)

22.	Please explain why the three line items under “Per Share Data” do not match the related figures in the financial highlights. Additionally, please explain what the statement “…except where such amounts need to be adjusted to be consistent with what is disclosed in the financial highlights of our consolidated financial statements” in footnote 1 means.

The Company has revised the referenced line items and made corresponding clarifications to the referenced footnote. Please also refer to Comment #45 below.

Fees and Expenses (pages 8–9)

23.	Please disclose that other expenses are based on estimated amounts for the current fiscal year. See Instruction 6 to Item 3 of Form N-2.

The Company made the requested change.

Fees and Expenses (page 8–9)

24.	We note that the figure for “Total Annual Expenses” is equal to the Company’s annualized expenses after fee waiver in the financial highlights. Footnote 6 to the Fee Table states that the fee waiver for the Administration Agreement is in effect only until November 3, 2017, which is prior to one year from the eventual effective date of the Registration Statement. As such, please disclose the Company’s gross expense ratio in the fee table.

The Company made the requested change.

Use of Proceeds (page 28)

25.	Please clarify whether the Company or the Selling Stockholders will pay the registration expenses in connection with this offering.

The Company has clarified this point.

Selling Stockholders (page 29)

26.	Please clarify whether the as-of date for determining the number of shares of common stock issued and outstanding for the beneficial ownership percentage calculations is March 24, 2016 or March 24, 2017.

The Company has clarified this point.

James E. O’Connor

Christina DiAngelo Fettig

Securities and Exchange Commission

June 8, 2017

Results of Operations – Total Investment Income (page 36)

27.	In future filings, please disclose the nature of “Other Income” and whether it is recurring or non-recurring.

The Company will make the referenced changes in future filings.

The Company – Our Portfolio at December 31, 2016 (page 39)

28.	Please consider whether additional disclosure is necessary in light of Item 8.6.a. of Form N-2.

The Company has considered this comment and revised the referenced disclosure in a manner it believes is consistent with the requirements of Item 8.6.a. of Form N-2.

Independent Registered Public Accounting Firm (page 75)

29.	Please advise us as to whether the Selling Stockholders intend to deliver with the prospectus the Full Circle financial statements incorporated by reference into the prospectus.

The Company has included the Full Circle financial statements in the Prospectus.

FINANCIAL STATEMENTS

Consolidated Statement of Assets and Liabilities – Liabilities (page F-3)

30.	Please confirm that the amount listed in the “Due to Affiliates” line item has been paid. Additionally, in future filings please disclose any amounts payable to directors separately.

The Company confirms that the only material item under “Due to Affiliates” that has not be paid is the deferred portion of the Company’s incentive fee. The Company will disclose any amounts payable to directors separately in future filings and supplementally informs the Staff that no such amounts were payable at December 31, 2016.

Consolidated Schedule of Investments (page F-8)

31.	In future filings, please disclose the strike price of warrants. Additionally, in future filings, please disclose the cash rate separate from the payment-in-kind rate for each individual investment in footnote 8 or its equivalent.

The Company will make the requested changes in future filings.

James E. O’Connor

Christina DiAngelo Fettig

Securities and Exchange Commission

June 8, 2017

Notes to the Consolidated Financial Statements (page F-11)

32.	In future filings, please include disclosure that the Company follows the accounting and reporting requirements for investment companies under ASC Topic 946. See ASU-2013-08.

The Company will make the requested disclosure in future filings.

Notes to the Consolidated Financial Statements – Note 2. Significant Accounting Policies – Basis of Presentation (page F-11)

33.	With respect to the reference to ASC 915 in Note 2 to the Company’s Consolidated Financial Statements, please (a) advise us whether such reference was a mistake or oversight given that the relevant guidance has been rescinded, and (b) explain the Company’s accounting for its Merger costs citing appropriate accounting guidance.

The Company notes that the reference to ASC 915 in Note 2 to the Company’s Consolidated Financial Statements was an oversight and respectfully refers the Staff to its responses to comments 8 and 19 in its letter dated September 2, 2016 responding to the Staff’s comments on its Form N-14 registration statement (File No. 333-212817) for an explanation of the Company’s accounting for its Merger costs.

Notes to the Consolidated Financial Statements – Note 2. Significant Accounting Policies – Revenue Recognition (page F-11)

34.	If the Company has any investments with end-of-term or exit fees, please disclose such fees in the Schedule of Investments in future filings.

The Company will make the requested disclosure in future filings with respect to any fixed end-of-term or fixed exit fees. The Company supplementally advises the Staff that none of its investments had fixed end-of-term or fixed exit fees as of December 31, 2016 or March 31, 2017.

Notes to the Consolidated Financial Statements – Note 2. Significant Accounting Policies – Cash and Cash Equivalents (page F-12)

35.	If there are any acquired fund fees and expenses related to the Company’s investments in money market mutual funds, please disclose them in the Fee Table if they are greater than 1 basis point. Additionally, in future filings please include investments in money market mutual funds in the Schedule of Investments.

The Company has added a line item for acquired fund fees and expenses to the fee table. The Company will include its investments in money market mutual funds, if any, in the Schedule of Investments in future filings.

James E. O’Connor

Christina DiAngelo Fettig

Securities and Exchange Commission

June 8, 2017

Notes to the Consolidated Financial Statements – Note 2. Significant Accounting Policies – Foreign Currency Translation (page F-13)

36.	Please disclose in future filings whether the Company isolates that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Refer to the Audit Guide of Investment Companies, AAG-INV 7.224.

The Company will make such disclosure in future filings.

Notes to the Consolidated Financial Statements – Note 3. Significant Agreements and Related Parties – Investment Management Agreement – Management Fee (page F-14)

37.	Please confirm that management fees payable have been paid.

The Company confirms that the base management fee has been paid in full.

Notes to the Consolidated Financial Statements – Note 3. Significant Agreements and Related Parties – Investment Management Agreement – Incentive Fee (page F-15)

38.	Please confirm that the Company accrues a capital gains incentive fee on unrealized appreciation.

The Company confirms it accrues a capital gains incentive fee on unrealized appreciation in accordance with published SEC and/or Staff guidance. The Company supplementally advises the Staff that no such accruals existed as of December 31, 2016 or March 31, 2017.

Notes to the Consolidated Financial Statements – Note 3. Significant Agreements and Related Parties – Investment Management Agreement – Incentive Fee (page F-15)

39.	In future filings, please consider disclosing the amount of any deferred incentive fees and any permanent reductions due to write-offs.

The Company has considered making such disclosures and notes that such disclosures have been made in its March 31, 2017 financials. The Company supplementally informs the Staff that as of March 31, 2017 there have been no written-off fees.

Notes to the Consolidated Financial Statements – Note 6. Commitments and Contingencies (page F-20)

James E. O’Connor

Christina DiAngelo Fettig

Securities and Exchange Commission

June 8, 2017

40.	Please disclose unfunded commitments separately by portfolio company in future filings. Please confirm that unfunded commitments are fair valued in accordance with ASC 820.

The Company marks its unfunded commitments to market each reporting period and will separately disclose such unfunded commitments if the negative mark-to-market amount becomes material. The Company supplementally informs the Staff that a fair value of $0 was ascribed to the Company’s aggregate unfunded commitments at December 31, 2016 and March 31, 2017.

Notes to the Consolidated Financial Statements – Note 6. Commitments and Contingencies (page F-20)

41.	Please include a representation in your response letter that the Company’s assets provide adequate cover for unfunded commitments.

The Company represents that it reasonably believes that its assets will provide adequate cover to allow the Company to satisfy all of its unfunded commitments. The basis for the Company’s belief in this regard is that its cash and cash equivalents as of each of December 31, 2016 and March 31, 2017 far exceeded its unfunded commitments.

Notes to the Consolidated Financial Statements – Note 8. Capital Transactions – Merger (page F-22)

42.	Please explain how the Company performed its accounting for the Merger as a business combination in accordance with ASC Topics 805 and 915.

The Company notes that since its receipt of the Staff’s oral comments, the Company’s representatives have discussed the accounting analysis underlying the Merger with the Staff at length and believes that it has addressed the Staff’s questions in this regard.

Notes to the Consolidated Financial Statements – Note 10. Tax Information (page F-23)

43.	Please confirm the financial statements present distributions on a book basis.

The Company confirms that its financial statements present distributions on a book basis.

Notes to the Consolidated Financial Statements – Note 10. Tax Information (page F-24)

44.	In the second chart on page F-24, please explain to us why the tax cost line item plus the net unrealized depreciation on investments line item does not equal book market value.

The Company notes that the primary discrepancy results from the inclusion of the Company’s investments in money market funds ($63,549) as investments for purposes of the tax cost basis in the referenced chart, but as cash equivalents on the Consolidated Statement of Assets and Liabilities. The Company further notes that the remaining immaterial discrepancy of $134 results from the Company’s unfunded commitments. (Please note that dollar amounts are in thousands.)

James E. O’Connor

Christina DiAngelo Fettig

Securities and Exchange Commission

June 8, 2017

Notes to the Consolidated Financial Statements – Note 11. Financial Highlights (page F-25)

45.	We note that the beginning date for the financial highlights table is November 4, 2016 (the commencement of operations), while the Statement of Operations and the Statement of Changes in Net Assets use April 22, 2016 (the date of formation of the entity) as their beginning date. Please confirm to us whether the expense and income ratios in the financial highlights table include all amounts included in the Statement of Operations.

The Company advises the Staff that the ratios in the referenced financial highlights table do not include expenses for periods prior to it becoming a regulated investment company upon its commencement of operations on November 4, 2016.

We understand that the ratios included in the financial highlights table in Note 11 to the Company’s Consolidated Financial Statements exclude the Company’s Merger costs. We also understand that the Merger was completed on November 3, 2016 and that the Company would only bear Merger costs if the Merger was completed. Please advise us when the Company’s Merger costs were actually booked and, assuming these costs were actually booked on November 3, 2016, please explain the Company’s rationale for using November 4, 2016 as the inception date for the financial highlights table considering the guidance in Instruction 3 to Item 4.1 in Form N-2 that financial highlights information should be presented for periods subsequent to the effective date of the registrant’s first Securities Act registration statement.

The Company booked its Merger costs on November 3, 2016. The Company believes that using November 4, 2016 as the inception date for the financial highlights table results in the fairest presentation of its per share data and financial ratios in view of its particular facts and circumstances, and is otherwise consistent with the purpose and intent of the referenced guidance regarding financial highlights presentation.

The Company notes that the only other two rational inception dates it could have chosen were April 22, 2016 (the Company’s inception date) or September 27, 2016 (the effective date of the Company’s first Securities Act registration statement). Prior to the settlement of the transaction pursuant to which the MAST Funds conveyed the Initial GECC Portfolio to the Company on November 1, 2016 and the completion of the Merger on November 3, 2016, the Company only had a relatively minimal amount of common shares outstanding, which had been issued to Great Elm Capital Group on June 23, 2016 (30 shares of common stock that were recapitalized into an aggregate of 1,966,667 shares of common stock upon the contribution of the Initial GECC Portfolio). The Company had 12,790,880 shares issued and outstanding at December 31, 2016. Using either of these two inception dates would have resulted in the use of a weighted average shares outstanding number in the relevant calculations that the Company believes would distort the data presented in the financial highlights table and not fairly represent meaningful per

James E. O’Connor

Christina DiAngelo Fettig

Securities and Exchange Commission

June 8, 2017

share data and ratios for the Company’s public stockholders who acquired Company common stock in the Merger or thereafter.

The Company also believes that the use of November 4, 2016 – that date the Company commenced investment operations with public shareholders – is consistent with the purpose and intent of the referenced guidance in Form N-2 regarding the presentation of financial highlights data. The Company “IPO’d” through a merger transaction. An effective Securities Act registration statement is necessary in order to even begin the process of soliciting the shareholder approvals necessary to ultimately complete such a transaction. This is in contrast to a typical IPO process where an investment company registrant issues its shares to the public and begins investment operations concurrently with the effectiveness of its registration statement. The Company submits that the date on which it began investment operations with public shareholders – November 4, 2016 – is more analogous to the ordinary context in which the referenced guidance in Form N-2 applies than either April 22, 2016 (the Company’s inception date) or September 27, 2016 (the effective date of the Company’s first Securities Act registration statement).

The Company therefore believes that using November 4, 2016 as the inception date for the financial highlights table results in the fairest presentation of its per share data and financial ratios in view of its particular facts and circumstances, and is otherwise consistent with the purpose and intent of the referenced guidance regarding financial highlights presentation.

The Company notes, however, that it has added disclosure regarding the gross expense ratio, assuming the inclusion of the Merger costs, in a footnote to the fee table in the Prospectus, and intends to add a footnote to the financial highlights table indicating the same in future financial statements.

Notes to the Consolidated Financial Statements – Note 11. Financial Highlights (page F-25)

46.	In future filings, please disclose that total return does not include any sales load. See Instruction 13(b) to Item 4 of Form N-2.

The Company will include the referenced disclosure in future filings.

Notes to the Consolidated Financial Statements – Note 12. Affiliated Investments (page F-26)

47.	In future filings, please disclose investments in affiliates and controlled companies separately on the Statement of Assets and Liabilities, and please disclose any income from affiliates or controlled companies separately on the Statement of Operations. See Reg. S-X 6-04(2) and 6-07(1).

The Company will make the requested changes in future filings.

James E. O’Connor

Christina DiAngelo Fettig

Securities and Exchange Commission

June 8, 2017

Notes to the Consolidated Financial Statements – Note 12. Affiliated Investments (page F-26)

48.	Please explain to us why the equity investment in OPS Acquisitions Limited and Ocean Protection Services Limited was not included in the chart on page F-26 together with the fixed-income investment.

The Company will include the referenced equity investment in future filings.

Notes to the Consolidated Financial Statements – Note 12. Affiliated Investments (page F-26)

49.	Please confirm that the Company is performing significant subsidiary tests on a quarterly basis. See Reg. S-X 1-02(w).

The Company confirms that it is performing significant subsidiary tests on a quarterly basis and supplementally advises that Staff that none rose to such a level in accordance with Reg. S-X 1-02(w) at December 31, 2016 or March 31, 2017.

AUDITOR’S CONSENT

Consent of Independent Registered Public Accounting Firm

50.	The consent of Deloitte & Touche LLP filed with the Registration Statement references a “report dated March 29, 2017 relating to the financial statement schedules appearing elsewhere in this Registration Statement.” We do not see any such report in the Registration Statement.

The Company notes that this reference was not meant to refer to any report other than the “Report of Independent Registered Public Accounting Firm” contained on page F-2 of the Registration Statement. The consent filed with Pre-Effective Amendment No. 1 has been revised to eliminate any ambiguity.

51.	Please file updated auditors’ consents with Pre-Effective Amendment No. 1 to the Registration Statement.

The Company has filed updated auditors’ consents with Pre-Effective Amendment No. 1 to the Registration Statement.

* * *

James E. O’Connor

Christina DiAngelo Fettig

Securities and Exchange Commission

June 8, 2017

If you have any questions or comments or require any additional information in connection with the above, please telephone the undersigned at (617) 573-4836 or Michael Hoffman at (212) 735-3406.

Very truly yours,

/s/ Kenneth E. Burdon
Kenneth E. Burdon